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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                                  Commission File Number 0-50464

                           NOTIFICATION OF LATE FILING

         (Check One): |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and Form 10-QSB |_| Form N-SAR
         For Period Ended:     December 31, 2000
         |_| Transition  Report on Form 10-K
         |_| Transition  Report on Form 20-F
         |_| Transition  Report on Form 11-K
         |_| Transition  Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________



PART I  - REGISTRANT INFORMATION

       Full name of registrant :  Nx Networks, Inc.
       Former name if applicable:  Netrix Corporation
       Address of Principal Executive Office (Street and number):
          13595 Dulles Technology Drive
       City, State and Zip Code:  Herndon, Virginia 20171


PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |   (a)  The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
     |
     |   (b)  The subject annual report, semi-annual report, transition report
|X|  |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
     |        thereof will be filed on or before the 15th calendar day
     |        following the prescribed due date; or the subject quarterly
     |        report or transition report on Form 10-Q, or portion thereof will
     |        be filed on or before the fifth calendar day following the
     |        prescribed due date; and
     |
     |   (c)  The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          During the audit of Nx Networks, our independent public accountants requested a large amount of information that required us to obtain and reconcile information from third parties. This process has taken longer than we expected. In addition, during the period we were seeking to complete these efforts we were in the process of finalizing an additional equity investment in the company and implementing a reduction in force. Resources and personnel which would otherwise have been utilized for preparing our Annual Report on Form 10-K were focused on the negotiations with the potential investors and the issues surrounding the reduction in force. Notwithstanding our efforts to complete these events to permit filing of our Annual Report on Form 10-K within the prescribed period, we have been unable to do so. All of these transactions will affect the disclosures in the report on Form 10-K. We expect to complete and file our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 prior to the end of the extension period.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

       Peter J. Kendrick               703                      742-6000
---------------------------- ------------------------- -------------------------
          (Name)                   (Area Code)             (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X|Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |X|Yes  |_|No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Total revenue for the twelve months ended December 31, 2000 was $27.2 million, a 13 percent decrease from the twelve months ended December 31, 1999 amount of $31.2 million. Loss from operations for the twelve months ended December 31, 2000 was $123.4 million compared to $24.5 million for the twelve months ended December 31, 1999. The independent auditor's report on our financial statements for the year ended December 31, 2000 will contain an explanatory paragraph stating there is a substantial doubt as to our ability to continue as a going concern unless we are able to obtain additional financing.


                                      -2-
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                  Nx Networks, Inc.
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                    By:  /s/  Peter J. Kendrick
                                           _____________________________
                                           Name:   Peter J. Kendrick
                                           Title: Chief Financial Officer